Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 9, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. APPOINTS JACK KAY AS CHAIRMAN OF THE BOARD AND PROFESSOR KAZIMIERZ ROSZKOWSKI- ŚLIŹ AS EUROPEAN MEDICAL DIRECTOR

AURORA, Ontario, January 9, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) (the “Company” or “Helix”) announces that Mr. Jack M. Kay has been appointed as Chairman of the Board. Mr. Kay replaces Dr. Donald H. Segal in this capacity. Dr. Segal remains as Helix’s Chief Executive Officer and a director of the Company.

Helix is also pleased to announce that Professor Kazimierz Roszkowski-Śliż has been appointed European Medical Director, to provide critical oversight and direction for Helix’s upcoming European L-DOS47 clinical program.

Mr. Jack Kay – Chairman of the Board

“I have served as a director of Helix since 2005, and I look forward to becoming even more involved in the Company as its Chairman,” said Mr. Kay. “Having worked in the pharmaceutical industry for over 45 years, and, since 1995, as President of Apotex Inc., I am fully aware of the challenges involved in bringing new drugs to market. I believe that Helix’s management has done an admirable job in directing both L-DOS47 and Topical Interferon Alpha-2b through the challenging clinical trial regulatory approval process, including designing and undertaking the scientific, analytical and manufacturing work necessary to do so.

Given the nature of Helix’s two lead compounds, this has not been an easy task, with some setbacks encountered along the way, typical of the drug development process. Having seen the Helix management team persevere through and overcome various setbacks, I am impressed with their creativity, ingenuity and drive that has allowed Helix to achieve the current stage of development of its two lead drug candidates. I am excited about Helix’s next stage of development and about continuing to work with the Helix management team and its proposed new Board of Directors toward realizing our collective strategic vision to establish Helix as a leading developer of clinically proven, innovative cancer therapies.”

Mr. Kay has a wealth of experience in the biopharmaceutical and pharmaceutical sectors. The Apotex Group is the largest Canadian-owned group of pharmaceutical companies. He has decades of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including a director of Baycrest Hospital, and a past Chairman of the Humber River Regional Hospital, the International Schizophrenia Foundation, and the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public biopharmaceutical company.

Professor Kazimierz Roszkowski-Śliż – European Medical Director

“I, too, look forward to continuing on as part of the Helix team, as its European Medical Director,” said Professor Kazimierz Roszkowski- Śliż. “Stepping down from the Board at the next Annual General Meeting in order to fulfill this specific role in Helix which is squarely within my area of expertise in the field of lung cancer and lung diseases, will enable me to concentrate my efforts for Helix for the foreseeable future on the further development of L-DOS47. I have been assisting Helix in this endeavor since becoming a director of the Company in 2009, and can echo what Jack Kay has said, that Helix’s management has done an admirable job in developing its L-DOS47 and Topical Interferon Alpha-2b new drug candidates to their current stage, and I am excited about continuing to work with Helix’s management team in my new capacity.”

Professor Roszkowski-Śliż is an expert in the field of lung disease and lung cancers, and is a director at the National Tuberculosis and Lung Diseases Research Institute in Warsaw, Poland, where he is also head of the clinical department. In addition, Professor Roszkowski-Śliż consults on lung disease issues for the Polish Ministry of Health. He received his M.D. from the Medical Academy in Warsaw and his Ph.D. from the Postgraduate Medical Center in Warsaw. He is an accomplished researcher with over 230 published papers.

Annual General Meeting

Helix may be facing a contested election for its board of directors (the “Board” or the “Board of Directors”) at its upcoming Annual General Meeting, scheduled for January 30, 2012. Should this occur, your vote will directly have an impact on the Company’s future direction and the value your investment ultimately generates.

Shareholders of record as of December 2, 2011 are urged to contact Kingsdale Shareholder Services Inc. immediately, either by email at contactus@kingsdaleshareholder.com or by telephone to vote your shares and protect your investment.

Outside North America, Call Collect:
416-867-2272

North American Toll Free Phone:
1-866-879-7649

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:

John F. Heerdink, Jr.

Vista Partners LLC

Tel: (877) 215-4813

Email: ir@helixbiopharma.com

Disclaimer and Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, but not limited to, forward-looking statements regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; Helix’s strategic vision to establish it as a leading developer of clinically proven, innovative cancer therapies; Jack Kay and Kazimierz Roszkwoski-Śliż continuing to work with the Helix management team; and the possibility that Helix may be facing a contested election for its board of directors. Forward-looking statements and information can be identified by forward-looking terminology such as “look forward”, “next”, “continuing”, “proposed”, “foreseeable future”, “further development”, “January 30, 2012”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” or “should” occur or be achieved. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, that Helix’s proposed directors for election at the upcoming AGM will be so elected; receipt of necessary additional funding, strategic partner support and regulatory approvals; the timely provision of services and performance of contracts by third parties; and the safety and efficacy of the Company’s drug candidates. Helix’s actual results could differ materially from those reflected in the forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available and which if not obtained on a timely basis or in an adequate amount, would have a material adverse effect on the Company; uncertainty about the outcome of the Company’s upcoming AGM, which may impact on whether Jack Kay or Kazimierz Roszkowski-Sliz will continue to remain involved with Helix; uncertainty about whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized and whether clinical trials will proceed as planned or at all; the risk that clinical trial results may be negative; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; changes in business strategy or plans; uncertainty about whether the Company will be able to realize its strategic vision; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.